Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Jarden Corporation and subsidiaries (the “Company”) dated October 30, 2006 for the registration of common stock and to the incorporation by reference therein of our report dated March 3, 2006, with respect to the consolidated financial statements and schedule of the Company, the Company’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Jarden Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

October 30, 2006